December 15, 2025

FILED VIA EDGAR

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.0
Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on November 19, 2025, with respect to Post-Effective Amendment No. 97 and Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on October 7, 2025, to register shares of the Virtus Duff & Phelps Real Estate Income ETF, Virtus Silvant Growth Opportunities ETF, Virtus Silvant Growth Premium Income ETF and the Virtus Silvant Small/Mid Growth ETF (each, a “Fund,” and together, the “Funds”). The Registrant will file a Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act prior to or upon the Funds’ effectiveness to (i) reflect revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

1.	With respect to the Virtus Duff & Phelps Real Estate Income ETF, under the “Principal Investment Strategy” section, please disclose what is meant by a "quality and relative value.".

RESPONSE: The Registrant has added disclosure consistent with this comment, as noted below:

The Fund offers exposure to the real estate investment trust (“REIT”) market utilizing a quality and relative value style with a fundamental security analysis approach designed to identify the most attractive investment candidates. Specifically, Duff & Phelps Investment Management Co., the Fund’s sub-adviser (the “Sub-Adviser”), tends to favor REITs that own higher quality assets, have strong management teams, and which offer attractive relative value. and generally shuns deep value names that own lower quality assets or expensive, high-growth, momentum names. The Sub-Adviser believes the value of a REIT extends beyond the value of the underlying real estate and that through fundamental research, it can uncover and exploit inefficiencies in the market.

2.	With respect to the Virtus Duff & Phelps Real Estate Income ETF, under the “Principal Investment Strategy” section, please disclose how the Fund determines if a company is in the real estate industry.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies in the real estate industry. The real estate securities in which the Fund primarily invest include equity interests, preferred securities or debt obligations issued by REITs. The broad real estate industry includes owner/operators of commercial real estate as well as land developers, homebuilders and timberland companies. The Sub-Adviser focuses its investment efforts on owner/operators of commercial real estate as those companies have historically generated more consistent, reliable cash flows than the more speculative areas of the sector.

3.	With respect to the Virtus Duff & Phelps Real Estate Income ETF, under the “Principal Investment Strategy” section, please disclose any market cap policy applicable to equity investments and disclose any corresponding risk.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Fund, under normal market conditions, expects to invest between 60% and 80% of its assets in equity securities and between 20%and 40% in debt obligations or preferred securities. The Fund will invest across the market cap spectrum, with a typical bias towards mid cap. The Fund generally will not invest in companies with less than $1 billion of market cap.

The Registrant also has added corresponding risk disclosure in the “Principal Risks” section, as noted below:

Mid-Capitalization Stock Risk. The stocks of mid-capitalization companies often have greater price volatility, lower trading volume, and less liquidity than the stocks of larger, more established companies.

4.	With respect to the Virtus Duff & Phelps Real Estate Income ETF, under the “Principal Investment Strategy” section, please clarify what the “benchmark” refers to.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Fund will make equity investments across real estate sub-sectors and will look to invest in companies that provide a higher yield than the Fund’s benchmark but still generate attractive growth.

5.	With respect to the Virtus Duff & Phelps Real Estate Income ETF, under the “Principal Investment Strategy” section, disclose any maturity policy that applies to the Fund’s debt investments.

RESPONSE: The Registrant has added disclosure under the Fund’s “Principal Strategy Section” consistent with this comment, as noted below.

Investments in debt obligations will be made only in companies with investment-grade ratings and done with the goal of managing equity-market volatility while seeking a high level of current income. While the Sub-Adviser will normally seek to maintain an average portfolio duration for the Fund of between four and six years, the Fund’s average portfolio duration may be outside that range and the Fund may invest in securities of any duration and maturity. Duration is a measure of a bond's interest rate risk, reflecting how much a bond's price will change in response to a change in interest rates.

6.	With respect to each Fund, given that is disclosed as a “Principal Risk”, please disclose engaging in these transactions in the “Principal Investment Strategy” section of the Prospectus.

RESPONSE: The Registrant has deleted “Foreign Currency Transactions Risk” disclosure from the “Principal Risk” section of the Prospectus, as noted below:

~~Foreign Currency Transactions Risk. The Fund’s transactions with respect to foreign currency may not be successful or have the effect of limiting gains from favorable market movements.~~

7.	With respect to each Fund, briefly disclose the specific risks of each sector identified in “Principal Investment Strategy” in the “Principal Risks” section of the Prospectus.

RESPONSE: The Registrant notes that the information requested can be found in the “Additional Information Regarding the Funds’ Principal Risks” section of the Prospectus. Therefore, the Registrant respectfully believes that additional disclosure is not necessary.

8.	With respect to the Virtus Silvant Growth Premium Income ETF, under the “Principal Investment Strategy” section, disclose what beta is in plain English.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The Fund seeks to achieve this objective by investing in equity securities and using an options overlay that may reduce volatility and beta. Beta is a measure of the Fund’s sensitivity to market movements. A beta of 1.00 indicates that the Fund’s price tends to move in line with the overall market. A beta greater than 1.00 indicates that the Fund is more volatile than the market, while a beta less than 1.00 means it is less volatile.

9.	With respect to the Virtus Silvant Growth Premium Income ETF, under the “Principal Investment Strategy” section, disclose how the options overlay strategy will reduce volatility and beta.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Selling a call option entitles the seller to a premium equal to the value of the option at the time of trade. These call option premiums, in addition to the income generated by the ELN, may reduce portfolio volatility and beta, as these sources of income reduce the impact of potential losses incurred by the Funds equity portfolio.

10.	With respect to the Virtus Silvant Growth Premium Income ETF, under the “Principal Investment Strategy” section, disclose what a covered call strategy and embedded short call position entail.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

The options underlying the ELNs will be based on the economic characteristics of the underlying equity portfolio and are structured to use a covered call strategy with embedded short call positions. A covered call strategy involves holding a long position in the underlying stock or portfolio and simultaneously selling (writing) call options on that same position. The goal is to generate additional income from option premiums, which can help offset downside risk but also limits upside potential because the stock may be called away if its price rises above the strike price. Embedded short call positions refer to the call options that have been sold as part of the covered call strategy, which are "embedded" in the overall investment position. They provide premium income and can reduce volatility and beta, but they cap potential gains if the underlying asset appreciates significantly.

11.	With respect to the Virtus Silvant Growth Premium Income ETF, under the “Principal Investment Strategy” section, disclose what it means for a ELN to be reset.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

ELNs are reset periodically to seek to better capitalize on current market conditions and opportunities. At each reset, the strike price, term, and premium of the embedded call option are recalibrated to reflect current market conditions for the underlying index. These resets assist the Fund in seeking to provide relatively stable distributions.

12.	With respect to the Virtus Silvant Growth Premium Income ETF, under the “Principal Investment Strategy” section, disclose how the Fund evaluates whether a company has higher than average growth potential.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that Silvant believes have higher than average growth potential (the “80% Policy”). Silvant ordinarily look for several of the following characteristics when analyzing specific companies for their growth potential: substantial capacity for growth in revenue, cash flow or earnings through either an expanding market or expanding market share; a strong balance sheet; superior management; strong commitment to research and product development; and differentiated or superior products and services or a steady stream of new products and services.

13.	With respect to the Virtus Silvant Growth Premium Income ETF, please tailor the “Derivatives Risk” disclosure that appears in the “Principal Risk” section of the Prospectus.

RESPONSE: The Registrant believes that the current risk disclosure is appropriate and respectively declines to make any changes.

14.	With respect to the Virtus Silvant Small/Mid Growth ETF, please supplementally explain, including providing market sources to demonstrate how it is appropriate to define mid-sized companies with an upper limit of $30 billion, which seems too high.

RESPONSE: The Russell 2500® Index, the benchmark index for the Fund, is a subset of the Russell 3000® Index. It includes approximately 2500 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2500 Index is constructed to provide a comprehensive and unbiased barometer for the small to mid-cap segment. The index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small to mid-cap opportunity set. As of 11/30/2025, the largest stock by market cap in the Russell 2500® Index is $39.416B. A hyperlink to the factsheet for the Russell 2500 Index can be found here:

https://research.ftserussell.com/Analytics/FactSheets/Home/DownloadSingleIssue?issueName=US5012USD&isManual=True

15.	With respect to the “Additional Information Regarding the Funds’ Principal Risks” section of the Prospectus, there is no reference to futures in any of the Funds’ principal investment strategy disclosure, explain why it is appropriate to include detailed risk disclosure here.

RESPONSE: The Virtus Silvant Growth Premium Income ETF may invest in derivative instruments, including futures contracts and has revised the disclosure consistent with this comment, as noted below:

Derivatives Risk (Virtus Silvant Growth Premium Income ETF only). The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security (…)

●	Futures Risk (Virtus Silvant Growth Premium Income ETF only) . Futures trading may be speculative and volatile (…)

In addition, in the Registrant has added disclosure under the Fund’s “Principal Strategy Section” consistent with this comment, as noted below.

The Fund may invest in derivative instruments, including, but not limited to, options, futures contracts, currency forwards, and swaps.

16.	Please correct the disclosure in the “Board of Trustees” section of the Prospectus.

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below.

Each Fund is a non-diversified series of the Trust, which is an open-end management investment company organized as a Delaware statutory trust on July 14, 2015.

17.	With respect to the cover page of the Statement of Additional Information, please disclose the date date of the corresponding Prospectus (Item 14(a)(4).

RESPONSE: The Registrant has revised the disclosure consistent with this comment, as noted below.

This Statement of Additional Information (“SAI”) is meant to be read in conjunction with the prospectus dated December 22, 2025 (“Prospectus”) for the Virtus Duff & Phelps Real Estate Income ETF, Virtus Silvant Growth Opportunities ETF, Virtus Silvant Growth Premium Income ETF, and Virtus Silvant Small/Mid Growth ETF (each, a “Fund” and together, the “Funds”), each a series of Virtus ETF Trust II (the “Trust”),dated the same date as this SAI, which incorporates this SAI by reference in its entirety. Because this SAI is not itself a prospectus, no investment in shares of the Funds should be made solely upon the information contained herein.

18.	The Funds’ Non-Fundamental Restrictions disclosure in the Statement of Additional Information limits a Fund’s investment in warrants to 5% of its total net assets. For Funds that disclose that they invest in warrants in the “Principal Investment Strategies” section of the Prospectus, consider whether they also should disclose the 5% limitation in that section.

RESPONSE: The Registrant believes that the 5% limitation does not need to be included in the “Principal Investment Strategies” section of the Prospectus.

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We respectfully acknowledge that the Staff may have follow up questions. If you have any further comments or questions, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm
Daphne Chisolm